Exhibit 99.6

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Bragg Gaming Group Inc. (the “Company”) on Form 40-F for the period ended December 31, 2023 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Matevž Mazij, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 26, 2024	/s/ MATEVZ MAZIJ
Matevž Mazij
Chief Executive Officer
(Principal Executive Officer)

A signed original of this written statement required by Section 906 has been provided to Bragg Gaming Group Inc. and will be retained by Bragg Gaming Group Inc. and furnished to the Securities and Exchange Commission or its staff upon request.